NEWS RELEASE

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HHHEF - OTCQB

Appointment of a New Director

VANCOUVER, BRITISH COLUMBIA. August 23, 2016. 37 Capital Inc. (the “Company”) is pleased to announce the appointment of Mr. Neil Spellman of Carlsbad, California to the Board of Directors of the Company effective as of today. Since February 2001 to the present, Mr. Spellman has been employed as Senior Vice President of D.B. Financial Management, Inc. an independent Investment Advisory firm. Prior to D.B Management, Mr. Spellman spent nearly 20 years as a First Vice President with a major Wall Street firm, Smith Barney. Mr. Spellman graduated from San Diego State University, cum laude, with a B.S. degree in Finance.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/CNSX/Securities/Mining/37-Capital-Inc.aspx.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com info@37capitalinc.com